UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 8 July 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X              Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Issued by Harmony Gold
Mining Company Limited
8 July 2010
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Shaft bottom repair in progress at Harmony’s Joel mine
Johannesburg. Thursday 8 July 2010. Harmony Gold Mining Company Limited
(Harmony) announces that it has commenced extensive changes and repairs to the shaft bottom at its Joel North Shaft in the Free State.

Harmony’s CEO, Graham Briggs says, “The production focus at Joel has over time been shifting to the deeper portions of the mine, at approximately 1,400 meters below surface. The North Shaft was never fully equipped for production and we have therefore made extensive changes to the bottom of the shaft arrangements.”

Modifications to the shaft have among others, included:

•          Changing of the winder from sinking to production mode;
•          attaching bigger skips;
•          ensuring that emergency egress is available;
•          and raise boring the lift shaft from 121 to 129 level.

Operations at the shaft however, had to be halted at the end of June 2010 to complete the bottom of the shaft spillage arrangements. A mutual decision was taken by the Department of Mineral Resources and management to stop operations at the shaft until the shaft bottom is cleared from the spillage and more permanent arrangements are put into place.

Briggs adds, “We anticipate that the shaft will be operating again during August 2010, once repairs to the shaft bottom have been completed. The employees at Joel have been sent on leave and will return to work as of 10 August 2010. In the interim, the
Joel plant will be processing waste to maximize gold production. Joel’s gold production for the June 2010 quarter will be marginally affected by this decision but we anticipate that gold production for the September 2010 quarter at Joel will possibly be halved. However, we have teams working around the clock to resolve this situation as soon as possible.”

Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 8, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director